Exhibit 99.2

NIO Inc. Reports Unaudited Fourth Quarter and Full Year 2021 Financial Results

Quarterly Total Revenues reached RMB9,900.7 million (US$1,553.6 million)i

Quarterly Deliveries of the ES8, the ES6 and the EC6 were 25,034 vehicles

Full Year Total Revenues reached RMB36,136.4 million (US$5,670.6 million)

Full Year Deliveries of the ES8, the ES6 and the EC6 were 91,429 vehicles

SHANGHAI, China, March 24, 2022 -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO; HKEX: 9866), a pioneer and a leading company in the premium smart electric vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2021.

Operating Highlights for the Fourth Quarter and Full Year of 2021

•	Deliveries of vehicles were 25,034 in the fourth quarter of 2021, including 5,683 ES8s, 12,180 ES6s and 7,171 EC6s, representing an increase of 44.3% from the fourth quarter of 2020 and an increase of 2.4% from the third quarter of 2021.

•	Deliveries of vehicles were 91,429 in 2021, representing an increase of 109.1% from 2020.

Key Operating Results

	2021 Q4	2021 Q3	2021 Q2	2021 Q1
Deliveries	25,034	24,439	21,896	20,060

	2020 Q4	2020 Q3	2020 Q2	2020 Q1
Deliveries	17,353	12,206	10,331	3,838

Financial Highlights for the Fourth Quarter of 2021

•	Vehicle sales were RMB9,215.4 million (US$1,446.1 million) in the fourth quarter of 2021, representing an increase of 49.3% from the fourth quarter of 2020 and an increase of 6.7% from the third quarter of 2021.
•	Vehicle marginii was 20.9% in the fourth quarter of 2021, compared with 17.2% in the fourth quarter of 2020 and 18.0% in the third quarter of 2021.
•	Total revenues were RMB9,900.7 million (US$1,553.6 million) in the fourth quarter of 2021, representing an increase of 49.1% from the fourth quarter of 2020 and an increase of 1.0% from the third quarter of 2021.

•	Gross profit was RMB1,699.5 million (US$266.7 million) in the fourth quarter of 2021, representing an increase of 48.8% from the fourth quarter of 2020 and a decrease of 14.7% from the third quarter of 2021.
•	Gross margin was 17.2% in the fourth quarter of 2021, compared with 17.2% in the fourth quarter of 2020 and 20.3% in the third quarter of 2021. The decrease of gross margin from the third quarter of 2021 was mainly resulted from the sales of automotive regulatory credits in the third quarter of 2021 which contributed a higher gross margin.
•	Loss from operations was RMB2,445.1 million (US$383.7 million) in the fourth quarter of 2021, representing an increase of 162.5% from the fourth quarter of 2020 and an increase of 146.5% from the third quarter of 2021. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,048.4 million (US$321.4 million) in the fourth quarter of 2021, representing an increase of 135.1% from the fourth quarter of 2020 and an increase of 182.0% from the third quarter of 2021.
•	Net loss was RMB2,143.4 million (US$336.4 million) in the fourth quarter of 2021, representing an increase of 54.4% from the fourth quarter of 2020 and an increase of 156.6% from the third quarter of 2021. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,746.7 million (US$274.1 million) in the fourth quarter of 2021, representing an increase of 31.5% from the fourth quarter of 2020 and an increase of 206.6% from the third quarter of 2021.
•	Net loss attributable to NIO’s ordinary shareholders was RMB2,179.2 million (US$342.0 million) in the fourth quarter of 2021, representing an increase of 46.0% from the fourth quarter of 2020 and a decrease of 23.8% from the third quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB1,715.7 million (US$269.2 million).
•	Basic and diluted net loss per American Depositary Share (ADS)iii were both RMB1.36 (US$0.21) in the fourth quarter of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.07 (US$0.16).
•	Cash and cash equivalents, restricted cash and short-term investment were RMB55.4 billion (US$8.7 billion) as of December 31, 2021.

Key Financial Results

(in RMB million, except for per				% Changeiv
ordinary share data and percentage)	2021 Q4	2021 Q3	2020 Q4	QoQ		YoY
Vehicle Sales	9,215.4	8,636.8	6,174.0	6.7%		49.3%
Vehicle Margin	20.9%	18.0%	17.2%	290	bp	370	bp
Total Revenues	9,900.7	9,805.3	6,641.1	1.0%		49.1%
Gross Profit	1,699.5	1,993.2	1,141.9	-14.7%		48.8%
Gross Margin	17.2%	20.3%	17.2%	-310	bp	-
Loss from Operations	(2,445.1)	(991.9)	(931.4)	146.5%		162.5%
Adjusted Loss from Operations (non-GAAP)	(2,048.4)	(726.3)	(871.2)	182.0%		135.1%
Net Loss	(2,143.4)	(835.3)	(1,388.6)	156.6%		54.4%
Adjusted Net Loss (non-GAAP)	(1,746.7)	(569.7)	(1,328.4)	206.6%		31.5%
Net Loss Attributable to Ordinary Shareholders	(2,179.2)	(2,858.9)	(1,492.2)	-23.8%		46.0%
Net Loss per Ordinary Share-Basic and Diluted	(1.36)	(1.82)	(1.05)	-25.3%		29.5%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(1.07)	(0.36)	(0.93)	197.2%		15.1%

Financial Highlights for the Full Year of 2021

•	Vehicle sales were RMB33,169.7 million (US$5,205.1 million) for the full year of 2021, representing an increase of 118.5% from the previous year.
•	Vehicle margin was 20.1% for the full year of 2021, compared with 12.7% for the previous year.
•	Total revenues were RMB36,136.4 million (US$5,670.6 million) for the full year of 2021, representing an increase of 122.3% from the previous year.
•	Gross profit was RMB6,821.4 million (US$1,070.4 million) for the full year of 2021, representing an increase of 264.1% from the previous year.
•	Gross margin was 18.9% for the full year of 2021, compared with 11.5% for the previous year.
•	Loss from operations was RMB4,496.3 million (US$705.6 million) for the full year of 2021, representing a decrease of 2.4% from the previous year. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB3,486.2 million (US$547.1 million) in 2021, representing a decrease of 21.1% from the previous year.
•	Net loss was RMB4,016.9 million (US$630.3 million) for the full year of 2021, representing a decrease of 24.3% from the previous year. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,006.8 million (US$471.8 million) for the full year of 2021, representing a decrease of 41.2% from the previous year.
•	Net loss attributable to NIO’s ordinary shareholders was RMB10,572.3 million (US$1,659.0 million) for the full year of 2021, representing an increase of 88.4% from the previous year. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,975.6 million (US$466.9 million).

•	Basic and diluted net loss per ADS were both RMB6.72 (US$1.05) for the full year of 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.89 (US$0.29).

Key Financial Results
(in RMB million, except for per ordinary
share data and percentage)	2021	2020	% Changeiv
Vehicle Sales	33,169.7	15,182.5	118.5%
Vehicle Margin	20.1%	12.7%	740	bp
Total Revenues	36,136.4	16,257.9	122.3%
Gross Profit	6,821.4	1,873.4	264.1%
Gross Margin	18.9%	11.5%	740	bp
Loss from Operations	(4,496.3)	(4,607.6)	-2.4%
Adjusted Loss from Operations (non-GAAP)	(3,486.2)	(4,420.6)	-21.1%
Net Loss	(4,016.9)	(5,304.1)	-24.3%
Adjusted Net Loss (non-GAAP)	(3,006.8)	(5,117.0)	-41.2%
Net Loss Attributable to Ordinary Shareholders	(10,572.3)	(5,610.8)	88.4%
Net Loss per Ordinary Share-Basic and Diluted	(6.72)	(4.74)	41.8%
Adjusted Net Loss per Ordinary Share-Basic and Diluted (non-GAAP)	(1.89)	(4.32)	-56.3%

Recent Developments

Deliveries in January and February 2022

•	Deliveries of the ES8, ES6 and EC6 were 9,652 vehicles in January 2022 and 6,131 vehicles in February 2022, representing an increase of 33.6% and 9.9% year-over-year, respectively. As of February 28, 2022, cumulative deliveries of the ES8, ES6 and EC6 reached 182,853 vehicles.

Completion of At-The-Market Offering

•	On September 7, 2021, NIO entered into an Equity Distribution Agreement with certain distribution agents to sell up to an aggregate of US$2,000,000,000 of our ADSs through an at-the-market equity offering program. Such sales were completed on November 19, 2021 and settled on November 23, 2021, with the sale of 53,292,401 ADSs resulting in gross proceeds of US$2 billion, before deducting commissions paid to the sales agents of approximately US$26 million and certain offering expenses.

Launch of ET5

•	On December 18, 2021, NIO held NIO Day 2021 in Suzhou and launched the ET5, a mid-size premium smart electric sedan, with delivery expected to start in September 2022. With a 0.24 drag coefficient and a high-efficiency electric powertrain, featuring a front 150 kW induction motor and a rear 210 kW permanent magnet motor with a Silicon Carbide (SiC) power module, the ET5 accelerates from 0 to 100 km/h in 4.3 seconds, and brakes from 100km/h to a complete stop in 33.9 meters. It is engineered for five-star Chinese and European New Car Assessment Program safety standards. The pre-subsidy price of the ET5 starts from RMB328,000.

Hong Kong Stock Exchange Listing

•	On March 10, 2022, NIO successfully listed, by way of introduction, its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited under the stock code of 9866 in board lots of 10 shares. In connection with the listing, all of the 128,293,932 Class B ordinary shares of the Company, held by entities affiliated with Tencent Holdings Limited, were converted to Class A ordinary shares.

Appointment of New Audit Committee Member

•	On March 16, 2022, our board of directors appointed Ms. Yu Long, our independent director, as a new member of the audit committee, effective March 25, 2022. Starting from March 25, 2022, the audit committee of our board of directors will consist of three members: Mr. Denny Ting Bun Lee, Mr. Hai Wu, and Ms. Yu Long.

CEO and CFO Comments

“We concluded the year of 2021 on a strong note with an annual delivery of 91,429 vehicles in total, representing an increase of 109.1% year-over-year, despite all the challenges including the supply chain volatilities in particular. In light of the seasonality and the Chinese New Year holiday, NIO delivered 9,652 vehicles in January and 6,131 vehicles in February, representing a growth of 34% and 10% year-over-year, respectively. We expect to deliver a total of 25,000 to 26,000 vehicles in the first quarter of 2022,” said William Bin Li, founder, chairman and chief executive officer of NIO. “2021 had been a year of making decisive investments in products and technologies, as well as in power and service infrastructures. It had also been a year of elevated operations in fast iteration, supply chain response and innovation, production capacity expansion and systematic quality management to make comprehensive preparations for our development in the next phase. On top of our growing user base in China, 2021 also marked the beginning of our global market expansion starting from the launch and deliveries of NIO vehicles in Norway in September 2021.”

“2022 will be a year of reacceleration for NIO. We will deliver three new products based on NIO Technology Platform 2.0 this year. In March, we kicked off the test drive of ET7 and will start its delivery on March 28, 2022. After the launch of ET5 in December 2021, we have received great feedback from prospective users, and expect to start its delivery in September 2022. In addition, we plan to offer our products and services in more countries and regions in 2022 to further expand our global user community,” concluded Mr. Li.

“On March 10, 2022, thanks to the trust and support of our users, investors and partners, NIO started to be listed by way of introduction on the Main Board of The Stock Exchange of Hong Kong Limited,” added Steven Wei Feng, NIO’s chief financial officer. “With steadily increasing deliveries, stable average selling price, and improving manufacturing efficiency, we have achieved solid financial performance for the fourth quarter and full year of 2021 with the vehicle margin reaching 20.1% in 2021. To provide better experience to our growing global user base and accelerate our market expansion, we will continue to make decisive investments in products, core technologies and services for the years ahead.”

Financial Results for the Fourth Quarter and Full Year of 2021

Revenues

•	Total revenues in the fourth quarter of 2021 were RMB9,900.7 million (US$1,553.6 million), representing an increase of 49.1% from the fourth quarter of 2020 and an increase of 1% from the third quarter of 2021.

•	Total revenues for the full year of 2021 were RMB36,136.4 million (US$5,670.6 million), representing an increase of 122.3% from the previous year.

•	Vehicle sales in the fourth quarter of 2021 were RMB9,215.4 million (US$1,446.1 million), representing an increase of 49.3% from the fourth quarter of 2020 and an increase of 6.7% from the third quarter of 2021. The increase in vehicle sales over the fourth quarter of 2020 was mainly attributed to higher deliveries. The increase in vehicle sales over the third quarter of 2021 was mainly attributed to higher average selling price, decrease in subsidization in user vehicle financing arrangements and higher deliveries.

•	Vehicle sales for the full year of 2021 were RMB33,169.7 million (US$5,205.1 million), representing an increase of 118.5% from the previous year.

•	Other sales in the fourth quarter of 2021 were RMB685.4 million (US$107.5 million), representing an increase of 46.8% from the fourth quarter of 2020 and a decrease of 41.3% from the third quarter of 2021. The increase in other sales over the fourth quarter of 2020 was mainly attributed to the increased revenues derived from the sales of service and energy packages and accessories in line with the incremental vehicle sales, as well as the increased revenues from used car sales and auto financing services in the fourth quarter of 2021, which was partially offset by the sales of automotive regulatory credits in the fourth quarter of 2020. The decrease in other sales over the third quarter of 2021 was mainly attributed to the sales of automotive regulatory credits in the third quarter.

•	Other sales for the full year of 2021 were RMB2,966.7 million (US$465.5 million), representing an increase of 175.9% from the previous year.

Cost of Sales and Gross Margin

•	Cost of sales in the fourth quarter of 2021 was RMB8,201.2 million (US$1,286.9 million), representing an increase of 49.1% from the fourth quarter of 2020 and an increase of 5.0% from the third quarter of 2021. The increase in cost of sales over the fourth quarter of 2020 and the third quarter of 2021 was mainly driven by the increase in delivery volume in the fourth quarter of 2021 as compared with previous periods.

•	Cost of sales for the full year of 2021 was RMB29,315.0 million (US$4,600.2 million), representing an increase of 103.8% from the previous year.

•	Gross Profit in the fourth quarter of 2021 was RMB1,699.5 million (US$266.7 million), representing an increase of 48.8% from the fourth quarter of 2020 and a decrease of 14.7% from the third quarter of 2021.

•	Gross Profit for the full year was RMB6,821.4 million (US$1,070.4 million), representing an increase of 264.1% from the previous year.

•	Gross margin in the fourth quarter of 2021 was 17.2%, compared with 17.2% in the fourth quarter of 2020 and 20.3% in the third quarter of 2021. The decrease of gross margin from the third quarter of 2021 was mainly resulted from the sales of automotive regulatory credits in the third quarter of 2021 which contributed a higher gross margin.

•	Gross margin for the full year of 2021 was 18.9%, compared with 11.5% for the full year of 2020.

•	Vehicle margin in the fourth quarter of 2021 was 20.9%, compared with 17.2% in the fourth quarter of 2020 and 18.0% in the third quarter of 2021. The increase of vehicle margin over the fourth quarter of 2020 was mainly driven by the higher average selling price with higher take rate of 100 kWh battery. The increase of vehicle margin over the third quarter of 2021 was mainly attributed to decrease in subsidization in user vehicle financing arrangements.

•	Vehicle margin for the full year of 2021 was 20.1%, compared with 12.7% for the full year of 2020.

Operating Expenses

•	Research and development expenses in the fourth quarter of 2021 were RMB1,828.5 million (US$286.9 million), representing an increase of 120.5% from the fourth quarter of 2020 and an increase of 53.3% from the third quarter of 2021. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB1,639.0 million (US$257.2 million), representing an increase of 102.1% from the fourth quarter of 2020 and an increase of 49.7% from the third quarter of 2021. The increase of research and development expenses over the fourth quarter of 2020 and the third quarter of 2021 was mainly attributed to the increased personnel costs in research and development functions as well as the incremental design and development costs for new products and technologies.

•	Research and development expenses for the full year 2021 were RMB4,591.9 million (US$ 720.6 million), representing an increase of 84.6% from the previous year. Excluding share-based compensation expenses (non-GAAP), research and development expenses were RMB4,184.9 million (US$656.7 million). The increase in research and development expenses was mainly attributed to the increased personnel costs in research and development functions as well as the incremental design and development costs for new products and technologies.

•	Selling, general and administrative expenses in the fourth quarter of 2021 were RMB2,358.2 million (US$370.1 million), representing an increase of 95.4% from the fourth quarter of 2020 and an increase of 29.2% from the third quarter of 2021. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB 2,163.0 million (US$ 339.4 million), representing an increase of 85.3% from the fourth quarter of 2020 and an increase of 29.7% from the third quarter of 2021. The increase in selling, general and administrative expenses over the fourth quarter of 2020 and the third quarter of 2021 was primarily due to the increase in personnel costs in sales and service functions and costs related to sales and service network expansion as well as the incremental marketing and promotional expenses, including for the host of NIO Day in December 2021.

•	Selling, general and administrative expenses for the full year of 2021 were RMB6,878.1 million (US$1,079.3 million), representing an increase of 74.9% from the previous year. Excluding share-based compensation expenses (non-GAAP), selling, general and administrative expenses were RMB6,308.9 million (US$990.0 million). The increase in selling, general and administrative expenses was primarily due to the increase in personnel costs in sales and service functions and costs related to sales and service network expansion as well as incremental marketing and promotional expenses.

Loss from Operations

•	Loss from operations in the fourth quarter of 2021 was RMB2,445.1 million (US$383.7 million), representing an increase of 162.5% from the fourth quarter of 2020 and an increase of 146.5% from the third quarter of 2021. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB2,048.4 million (US$321.4 million) in the fourth quarter of 2021, representing an increase of 135.1% from the fourth quarter of 2020 and an increase of 182.0% from the third quarter of 2021.

•	Loss from operations for the full year of 2021 was RMB4,496.3 million (US$705.6 million), compared with loss from operations of RMB4,607.6 million in 2020. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB3,486.2 million (US$547.1 million) in 2021.

Share-based Compensation Expenses

•	Share-based compensation expenses in the fourth quarter of 2021 were RMB396.7 million (US$62.3 million), representing an increase of 559.0% from the fourth quarter of 2020 and an increase of 49.4% from the third quarter of 2021. The increase in share-based compensation expenses over the fourth quarter of 2020 and the third quarter of 2021 was primarily attributed to additional options and restricted shares granted.

•	Share-based compensation expenses for the full year of 2021 were RMB1,010.1 million (US$158.5 million), compared with RMB187.1 million for the previous year.

Net Loss and Earnings Per Share

•	Net loss in the fourth quarter of 2021 was RMB2,143.4 million (US$336.4 million), representing an increase of 54.4% from the fourth quarter of 2020 and an increase of 156.6% from the third quarter of 2021. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB1,746.7 million (US$274.1 million) in the fourth quarter of 2021, representing an increase of 31.5% from the fourth quarter of 2020 and an increase of 206.6% from the third quarter of 2021.

•	Net loss for the full year of 2021 was RMB4,016.9 million (US$630.3 million), compared with net loss of RMB5,304.1 million in 2020. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB3,006.8 million (US$471.8 million) in 2021.

•	Net loss attributable to NIO’s ordinary shareholders in the fourth quarter of 2021 was RMB 2,179.2 million (US$342.0 million), representing an increase of 46.0% from the fourth quarter of 2020 and a decrease of 23.8% from the third quarter of 2021. Excluding share-based compensation expenses, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB1,715.7 million (US$269.2 million) in the fourth quarter of 2021.

•	Net loss attributable to NIO’s ordinary shareholders for the full year of 2021 was RMB 10,572.3 million (US$1,659.0 million), compared with net loss attributable to NIO’s ordinary shareholders of RMB5,610.8 million in 2020. NIO repurchased equity interests in NIO China from a minority strategic investor for a total consideration of RMB8.0 billion and recorded an amount of RMB6,586.6 million (US$1,033.6 million) in accretion on redeemable non-controlling interests to redemption value in 2021. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB2,975.6 million (US$466.9 million) in 2021.

•	Basic and diluted net loss per ADS in the fourth quarter of 2021 were both RMB1.36 (US$0.21). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.07 (US$0.17).

•	Basic and diluted net loss per ADS for the full year of 2021 were both RMB6.72 (US$1.05). Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB1.89 (US$0.29) in 2021.

Balance Sheets

•	Balance of cash and cash equivalents, restricted cash and short-term investment was RMB 55.4 billion (US$8.7 billion) as of December 31, 2021.

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Business Outlook

For the first quarter of 2022, the Company expects:

•	Deliveries of the vehicles to be between 25,000 and 26,000 vehicles, representing an increase of approximately 24.6% to 29.6% from the same quarter of 2021.

•	Total revenues to be between RMB9,631 million (US$1,511 million) and RMB9,987 million (US$1,567 million), representing an increase of approximately 20.6% to 25.1% from the same quarter of 2021.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM Eastern Time on March 24, 2022 (9:00 AM Beijing/Hong Kong Time on March 25, 2022).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Direct Event passcode and unique registrant ID would be provided upon registering.

http://apac.directeventreg.com/registration/event/3078818

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until April 1, 2022 09:59 AM ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Mainland, China:	+86-400-820-9703
Conference ID:	3078818

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells smart premium electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV in December 2017, and began deliveries of the ES8 in June 2018 and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021. NIO launched the ET5, a mid-size premium smart electric sedan, in December 2021.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share (non-GAAP) and adjusted basic and diluted net loss per ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2020	December 31, 2021	December 31, 2021
			(US$)
ASSETS
Current assets:
Cash and cash equivalents	38,425,541	15,333,719	2,406,195
Restricted cash	78,010	2,994,408	469,888
Short-term investment	3,950,747	37,057,554	5,815,139
Trade and notes receivable	1,083,372	2,797,805	439,037
Amounts due from related parties	169,288	1,551,334	243,438
Inventory	1,081,553	2,056,352	322,687
Prepayments and other current assets	1,418,306	1,850,143	290,327
Total current assets	46,206,817	63,641,315	9,986,711
Non-current assets:
Long-term restricted cash	41,547	46,437	7,287
Property, plant and equipment, net	4,996,228	7,399,516	1,161,146
Intangible assets, net	613	-	-
Land use rights, net	203,968	199,121	31,246
Long-term investments	300,121	3,059,383	480,084
Amounts due from related parties	617	-	-
Right-of-use assets - operating lease	1,350,294	2,988,374	468,941
Other non-current assets	1,541,724	5,549,455	870,831
Total non-current assets	8,435,112	19,242,286	3,019,535
Total assets	54,641,929	82,883,601	13,006,246
LIABILITIES
Current liabilities:
Short-term borrowings	1,550,000	5,230,000	820,701
Trade and notes payable	6,368,253	12,638,991	1,983,334
Amounts due to related parties	344,603	687,200	107,837
Taxes payable	181,658	627,794	98,515
Current portion of operating lease liabilities	547,142	744,561	116,838
Current portion of long-term borrowings	380,560	2,067,962	324,508
Accruals and other liabilities	4,604,024	7,201,644	1,130,096
Total current liabilities	13,976,240	29,198,152	4,581,829
Non-current liabilities:
Long-term borrowings	5,938,279	9,739,176	1,528,289
Non-current operating lease liabilities	1,015,261	2,317,193	363,618
Deferred tax liabilities	-	25,199	3,954
Other non-current liabilities	1,849,906	3,540,458	555,575
Total non-current liabilities	8,803,446	15,622,026	2,451,436
Total liabilities	22,779,686	44,820,178	7,033,265

NIO INC.

Unaudited Consolidated Balance Sheets

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	December 31, 2020	December 31, 2021	December 31, 2021
			(US$)
MEZZANINE EQUITY
Redeemable non-controlling interests	4,691,287	3,277,866	514,369
Total mezzanine equity	4,691,287	3,277,866	514,369
SHAREHOLDERS’ EQUITY
Ordinary shares	2,679	2,892	454
Treasury shares	—	(1,849,600)	(290,243)
Additional paid in capital	78,880,014	92,467,072	14,510,101
Accumulated other comprehensive loss	(65,452)	(276,300)	(43,357)
Accumulated deficit	(51,648,410)	(55,634,140)	(8,730,211)
Total NIO Inc. shareholders’ equity	27,168,831	34,709,924	5,446,744
Non-controlling interests	2,125	75,633	11,868
Total shareholders’ equity	27,170,956	34,785,557	5,458,612
Total liabilities, mezzanine equity and shareholders’ equity	54,641,929	82,883,601	13,006,246

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021
				(US$)
Revenues:
Vehicle sales	6,174,048	8,636,765	9,215,375	1,446,093
Other sales	467,043	1,168,536	685,367	107,549
Total revenues	6,641,091	9,805,301	9,900,742	1,553,642
Cost of sales:
Vehicle sales	(5,109,331)	(7,078,180)	(7,291,520)	(1,144,199)
Other sales	(389,815)	(733,959)	(909,678)	(142,748)
Total cost of sales	(5,499,146)	(7,812,139)	(8,201,198)	(1,286,947)
Gross profit	1,141,945	1,993,162	1,699,544	266,695
Operating expenses:
Research and development	(829,443)	(1,193,122)	(1,828,516)	(286,934)
Selling, general and administrative	(1,206,806)	(1,824,875)	(2,358,249)	(370,061)
Other operating loss/(income), net	(37,082)	32,910	42,090	6,605
Total operating expenses	(2,073,331)	(2,985,087)	(4,144,675)	(650,390)
Loss from operations	(931,386)	(991,925)	(2,445,131)	(383,695)
Interest and investment income	77,019	240,120	359,061	56,344
Interest expenses	(93,841)	(77,190)	(75,937)	(11,916)
Share of loss of equity investees	(33,969)	(35,631)	(1,697)	(266)
Other (loss)/income, net	(404,782)	32,574	53,522	8,399
Loss before income tax expense	(1,386,959)	(832,052)	(2,110,182)	(331,134)
Income tax expense	(1,664)	(3,250)	(33,247)	(5,217)
Net loss	(1,388,623)	(835,302)	(2,143,429)	(336,351)
Accretion on redeemable non-controlling interests to redemption value	(105,806)	(2,023,534)	(66,881)	(10,495)
Net loss/(income) attributable to non-controlling interests	2,259	(14)	31,088	4,878
Net loss attributable to ordinary shareholders of NIO Inc.	(1,492,170)	(2,858,850)	(2,179,222)	(341,968)
Net loss	(1,388,623)	(835,302)	(2,143,429)	(336,351)
Other comprehensive income/(loss)
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	—	24,224	3,801
Foreign currency translation adjustment, net of nil tax	32,676	19,912	(61,401)	(9,635)
Total other comprehensive income/(loss)	32,676	19,912	(37,177)	(5,834)
Total comprehensive loss	(1,355,947)	(815,390)	(2,180,606)	(342,185)
Accretion on redeemable non-controlling interests to redemption value	(105,806)	(2,023,534)	(66,881)	(10,495)
Net loss/(income) attributable to non-controlling interests	2,259	(14)	31,088	4,878
Other comprehensive income attributable to non-controlling interests	—	—	(4,727)	(742)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(1,459,494)	(2,838,938)	(2,221,126)	(348,544)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,421,322,474	1,567,807,244	1,607,187,119	1,607,187,119
Net loss per share attributable to ordinary shareholders
Basic and diluted	(1.05)	(1.82)	(1.36)	(0.21)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,421,322,474	1,567,807,244	1,607,187,119	1,607,187,119
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.05)	(1.82)	(1.36)	(0.21)

NIO INC.

Unaudited Consolidated Statements of Comprehensive Loss

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2021
			(USD)
Revenues:
Vehicle sales	15,182,522	33,169,740	5,205,056
Other sales	1,075,411	2,966,683	465,537
Total revenues	16,257,933	36,136,423	5,670,593
Cost of sales:
Vehicle sales	(13,255,770)	(26,516,643)	(4,161,040)
Other sales	(1,128,744)	(2,798,347)	(439,122)
Total cost of sales	(14,384,514)	(29,314,990)	(4,600,162)
Gross (loss)/profit	1,873,419	6,821,433	1,070,431
Operating expenses:
Research and development	(2,487,770)	(4,591,852)	(720,562)
Selling, general and administrative	(3,932,271)	(6,878,132)	(1,079,329)
Other operating (loss)/income	(61,023)	152,248	23,891
Total operating expenses	(6,481,064)	(11,317,736)	(1,776,000)
Loss from operations	(4,607,645)	(4,496,303)	(705,569)
Interest and investment income	166,904	911,833	143,086
Interest expenses	(426,015)	(637,410)	(100,024)
Share of (loss)/income of equity investees	(66,030)	62,510	9,809
Other (loss) /income, net	(364,928)	184,686	28,981

Loss before income tax expense	(5,297,714)	(3,974,684)	(623,717)
Income tax expense	(6,368)	(42,265)	(6,632)
Net loss	(5,304,082)	(4,016,949)	(630,349)
Accretion on redeemable non-controlling interests to redemption value	(311,670)	(6,586,579)	(1,033,578)
Net loss attributable to non-controlling interests	4,962	31,219	4,899
Net loss attributable to ordinary shareholders of NIO Inc.	(5,610,790)	(10,572,309)	(1,659,028)
Net loss	(5,304,082)	(4,016,949)	(630,349)
Other comprehensive income/(loss)
Change in unrealized gains related to available-for-sale debt securities, net of tax	—	24,224	3,801
Foreign currency translation adjustment, net of nil tax	137,596	(230,345)	(36,146)
Total other comprehensive income/(loss)	137,596	(206,121)	(32,345)
Total comprehensive loss	(5,166,486)	(4,223,070)	(662,694)
Accretion on redeemable non-controlling interests to redemption value	(311,670)	(6,586,579)	(1,033,578)
Net loss attributable to non-controlling interests	4,962	31,219	4,899
Other comprehensive income attributable to non-controlling interests	—	(4,727)	(742)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(5,473,194)	(10,783,157)	(1,692,115)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	1,182,660,948	1,572,702,112	1,572,702,112
Net loss per share attributable to ordinary shareholders
Basic and diluted	(4.74)	(6.72)	(1.05)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	1,182,660,948	1,572,702,112	1,572,702,112
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(4.74)	(6.72)	(1.05)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended December 31, 2021
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(8,201,198)	-82.8%	11,944	0.1%	(8,189,254)	-82.7%
Research and development expenses	(1,828,516)	-18.5%	189,484	1.9%	(1,639,032)	-16.6%
Selling, general and administrative expenses	(2,358,249)	-23.8%	195,263	2.0%	(2,162,986)	-21.8%
Total	(12,387,963)		396,691		(11,991,272)

Loss from operations	(2,445,131)	-24.7%	396,691	4.0%	(2,048,440)	-20.7%

Net loss	(2,143,429)	-21.6%	396,691	4.0%	(1,746,738)	-17.6%

Accretion on redeemable non-controlling interests to redemption value	(66,881)	-0.7%	66,881	0.7%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,179,222)	-22.0%	463,572	4.7%	(1,715,650)	-17.3%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.36)		0.29		(1.07)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.36)		0.29		(1.07)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.21)		0.05		(0.16)

	Three Months Ended September 30, 2021
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(7,812,139)	-79.7%	10,021	0.1%	(7,802,118)	-79.6%
Research and development expenses	(1,193,122)	-12.2%	98,170	1.0%	(1,094,952)	-11.2%
Selling, general and administrative expenses	(1,824,875)	-18.6%	157,400	1.6%	(1,667,475)	-17.0%
Total	(10,830,136)		265,591		(10,564,545)

Loss from operations	(991,925)	-10.1%	265,591	2.7%	(726,334)	-7.4%

Net loss	(835,302)	-8.5%	265,591	2.7%	(569,711)	-5.8%

Accretion on redeemable non-controlling interests to redemption value	(2,023,534)	-20.6%	2,023,534	20.6%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(2,858,850)	-29.2%	2,289,125	23.4%	(569,725)	-5.8%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.82)		1.46		(0.36)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.82)		1.46		(0.36)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Three Months Ended December 31, 2020
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(5,499,146)	-82.8%	1,989	0.0%	(5,497,157)	-82.8%
Research and development expenses	(829,443)	-12.5%	18,429	0.3%	(811,014)	-12.2%
Selling, general and administrative expenses	(1,206,806)	-18.2%	39,781	0.6%	(1,167,025)	-17.6%
Total	(7,535,395)		60,199		(7,475,196)

Loss from operations	(931,386)	-14.0%	60,199	0.9%	(871,187)	-13.1%

Net loss	(1,388,623)	-20.9%	60,199	0.9%	(1,328,424)	-20.0%

Accretion on redeemable non-controlling interests to redemption value	(105,806)	-1.6%	105,806	1.6%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(1,492,170)	-22.5%	166,005	2.5%	(1,326,165)	-20.0%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(1.05)		0.12		(0.93)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.05)		0.12		(0.93)

	Year Ended December 31, 2021
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(29,314,990)	-81.1%	34,009	0.1%	(29,280,981)	-81.0%
Research and development expenses	(4,591,852)	-12.7%	406,940	1.1%	(4,184,912)	-11.6%
Selling, general and administrative expenses	(6,878,132)	-19.0%	569,191	1.6%	(6,308,941)	-17.5%
Total	(40,784,974)		1,010,140		(39,774,834)

Loss from operations	(4,496,303)	-12.4%	1,010,140	2.8%	(3,486,163)	-9.6%

Net loss	(4,016,949)	-11.1%	1,010,140	2.8%	(3,006,809)	-8.3%

Accretion on redeemable non-controlling interests to redemption value	(6,586,579)	-18.2%	6,586,579	18.2%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(10,572,309)	-29.3%	7,596,719	21.0%	(2,975,590)	-8.3%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(6.72)		4.83		(1.89)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(6.72)		4.83		(1.89)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (USD)	(1.05)		0.76		(0.29)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Amounts expressed in Renminbi (“RMB”), unless otherwise stated
(in thousands, except for share and per share data)

	Year Ended December 31, 2020
	GAAP	% of Total	Non-GAAP	% of Total	Non-GAAP	% of Total
	Result	Revenues	Adjustment	Revenues	Result	Revenues
Share-based compensation included in cost of sales and operating expenses is as follows:
Cost of sales	(14,384,514)	-88.5%	5,564	0.0%	(14,378,950)	-88.5%
Research and development expenses	(2,487,770)	-15.3%	51,024	0.3%	(2,436,746)	-15.0%
Selling, general and administrative expenses	(3,932,271)	-24.2%	130,506	0.8%	(3,801,765)	-23.4%
Total	(20,804,555)		187,094		(20,617,461)

Loss from operations	(4,607,645)	-28.3%	187,094	1.1%	(4,420,551)	-27.2%

Net loss	(5,304,082)	-32.6%	187,094	1.1%	(5,116,988)	-31.5%

Accretion on redeemable non-controlling interests to redemption value	(311,670)	-1.9%	311,670	1.9%	—	0.0%

Net loss attributable to ordinary shareholders of NIO Inc.	(5,610,790)	-34.5%	498,764	3.1%	(5,112,026)	-31.4%

Net loss per share attributable to ordinary shareholders, basic and diluted (RMB)	(4.74)		0.42		(4.32)
Net loss per ADS attributable to ordinary shareholders, basic and diluted (RMB)	(4.74)		0.42		(4.32)

i All translations from RMB to USD for the fourth quarter and the full year of 2021 were made at the rate of RMB6.3726 to US$1.00, the noon buying rate in effect on December 31, 2021 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Each ADS represents one ordinary share.

iv Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.